September 5, 2025

Francis Knuettel II
Chief Financial Officer
Pelthos Therapeutics Inc.
4020 Stirrup Creek Drive, Suite 110
Durham, NC 27703

        Re: Pelthos Therapeutics Inc.
            Registration Statement on Form S-3
            Filed August 28, 2025
            File No. 333-289916
Dear Francis Knuettel II:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note that your registration statement incorporates by reference to your Current
       Report on Form 8-K, filed July 2, 2025, which includes the financial statements of
       LNHC, Inc. and its audit report. Please revise your registration statement to include an auditor consent for the inclusion of LNHC, Inc.'s financial statements and audit report in your registration statement.
2. We note that you consummated the merger transaction with LNHC, Inc. on July 1,
       2025. We further note that you do not appear to have included interim or pro forma financial statements for LNHC, Inc. and the combined company for the interim period ended June 30, 2025 in your registration statement. Please revise to include interim and pro forma financial statements for LNHC, Inc. and the combined company for the period ended June 30, 2025 or advise.
 September 5, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Charles E. Chambers Jr., Esq.